ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

January 27, 2012

VIA EDGAR CORRESPONDENCE

Sonia Gupta Barros, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II – Amendment No. 1 to Registration Statement on Form S-1 Filed on December 20, 2011 (File No. 333-176878)

Dear Ms. Barros:

We are writing to respond to your comment letter dated January 10, 2012 concerning Amendment No. 1 to the Form S-1 registration statement (the “Pre-Effective Amendment”) filed on behalf of ProShares Trust II (the “Registrant”) on December 20, 2011. As you know, the initial Form S-1 registration statement was filed in response to a request by the Securities and Exchange Commission staff (the “Staff”) to move the registration of the offering of securities of eleven series of the Registrant from an already effective Form S-3 registration statement (File No. 333-163511) to a Form S-1 registration statement. The Pre-Effective Amendment was filed to address comments from the Staff and other regulators. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Pre-Effective Amendment.

Prospectus for ProShares Ultra DJ-UBS Commodity et al.

Cover Page

1.	Comment: Please include the initial price per share that will be paid by the initial Authorized Purchaser.

Response: Each of the Funds has been in existence since, at least, October 2011. Accordingly, we do not believe that prominently highlighting the initial price per Share that was paid by the initial Authorized Purchaser would serve to enhance disclosure or accurately reflect the price that Authorized Purchasers currently would pay for Creation Units. This is because the daily price per Share that Authorized Purchasers pay for Creation Units changes on a daily basis in relation to each Fund’s NAV. To reduce any confusion relating to whether a Fund has already been publicly offered, references to the “initial Authorized Purchaser” have been removed from the Prospectus.

Investment Objectives and Principal Investment Strategies, page 24

2.	Comment: We have reviewed your response to comment 8 from our letter dated October 17, 2011. Please revise the prospectus to include the information set forth in the table included in your response.

Response: The requested change has been made. We have added this disclosure to the “Principal Investment Strategies” section of the Prospectus.

Prospectus Cover Page

3.	Comment: We note that some of the Funds expect to invest primarily in swaps or forwards with concentrated counterparties. For example we note that as of September 30, 2011, Ultra DJ-UBS Commodity had swap positions with Goldman Sachs International and UBS AG. Please tell us what consideration you have given to providing disclosure on the current financial position of these or other counterparties to your swaps and forwards.

Response: We are in the process of revising our daily portfolio holdings disclosure, which is available on our website, to include the names of the Funds’ swap and forward contract counterparties alongside the description of each swap and forward contract. This additional “real time” information will allow existing and prospective shareholders (or their financial advisors) to assess counterparty exposure and to conduct their own due diligence on each Fund’s swap and/or forward contract counterparty if they wish to do so.

As the sponsor to these Funds, ProShare Capital Management LLC (“PCM”) has the responsibility for selecting investments that we believe will meet each Fund’s investment objective. Part of this responsibility is the selection of counterparties. We have included information in the prospectus regarding PCM’s counterparty selection and monitoring process and the steps we take to mitigate counterparty risk. In addition, we have included revised disclosure in the Prospectus under the risk factor entitled “The Funds are subject to counterparty risks” that provides investors with a description of such portfolio holdings disclosure and details how to find the information.

We believe it is more appropriate to provide information identifying counterparties on the website in connection with daily portfolio holdings disclosure than including it in the prospectus due to the variable nature of such information. Including the information in the prospectus runs the risk of it becoming stale very quickly, which will be of limited, if any, use to shareholders and prospective shareholders.

Charges, page 41

4.	Comment: We have reviewed your response to comment 10 from our letter dated October 17, 2011. Please include a footnote to the Breakeven Table reflecting how you have calculated estimated rebalancing costs.

Response: The requested change has been made. Additional disclosure describing the fees and expenses that have been included in calculating the breakeven amounts has been added to footnote 1 of the Breakeven Table.

Material U.S. Federal Tax Considerations, page 52

5.	Comment: We have reviewed your response to comment 11 from our letter dated October 17, 2011. Please revise the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response: The requested change has been made.

Prospectus for ProShares Ultra VIX Short-Term Futures ETF et al.

6.	Comment: Please conform the VIX Funds prospectus to all comments above related to the prospectus for ProShares Ultra DJ-UBS Commodity et al.

Response: The requested changes have been made.

*        *        *         *        *

The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Pre-Effective Amendment. The Registrant acknowledges that, should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses and revised disclosures adequately address your comments. To assist with your review, we attach a blacklined copy of the Pre-Effective Amendment marked to reflect all changes. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Capital Management LLC

Vice President and Legal Counsel

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